ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 18, 2023	Chelsea Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lisa N. Larkin

Re:	Versus Capital Infrastructure Income Fund (File Nos. 333-238296 and 811-23569) (the “Fund”)

Ladies and Gentlemen:

On August 4, 2023, Ms. Lisa N. Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea Childs and Tyler Fang of Ropes & Gray LLP, in connection with the Staff’s review of (i) Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Fund’s Registration Statement on Form N-2, filed on July 11, 2023, and (ii) the Fund’s response letter dated July 11, 2023, submitted in response to oral comments provided by the Staff regarding Pre-Effective Amendment No. 1 under the Securities Act and Amendment No. 1 under the Investment Company Act to the Fund’s Registration Statement, filed June 14, 2023 (the “July Response Letter”).

The Staff’s comments, together with the Fund’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

PROSPECTUS

Cover Pages

1.	Comment: The first paragraph on page (i) includes disclosure regarding the Fund’s repurchase offers and includes a cross reference to the “Prospectus Summary – Quarterly Repurchase of Shares” section of the Prospectus. Please also disclose on the cover page additional information regarding the Fund’s repurchase offers including: (i) the anticipated intervals

August 18, 2023

between deadlines for repurchase requests, pricing, and repayment; and (ii) the anticipated timing of the initial repurchase offer.

Response: The Fund has revised the above-referenced disclosure as follows:

Versus Capital Infrastructure Income Fund (the “Fund”) is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”), and repurchased by the Fund on a quarterly basis in an amount no less than 5% and not more than 25% of the Fund’s outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s initial repurchase offer is expected to occur on or about [ ], 2024. The time between the notification to shareholders and the repurchase request deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Shares will be repurchased at the net asset value per Share determined as of the close of business typically as of the repurchase request deadline, but no later than the 14th day after the repurchase request deadline. Payment pursuant to the repurchase will be made no more than 7 days after such repurchase pricing date. See “Prospectus Summary – Quarterly Repurchases of Shares.” The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Prospectus Summary

2.	Comment: Regarding the Fund’s response to Comment #6 in the July Response Letter, please confirm in correspondence which party or parties will provide consent to the Reorganization.

Response: Each of the Adviser, as sole member of the Predecessor Fund, and the Board of Trustees of the Fund, when appointed, will be requested to provide consent to the Reorganization.

3.	Comment: Regarding the Fund’s response to Comment #6 in the July Response Letter, please confirm in correspondence the percentage of the Predecessor Fund’s assets that will be transferred to the Fund in connection with the Reorganization.

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Response: The Predecessor Fund expects to transfer 100% of its assets to the Fund except for any de minimis cash amounts to pay outstanding expenses.

4.	Comment: Please revise the “Concentration Risk” to align with Fund’s fundamental policy regarding the percentage of its total assets the Fund may invest in a particular industry or group of industries.

Response: The Fund has revised the above-referenced disclosure as follows:

Concentration Risk. The Fund will concentrate its investments in infrastructure-related industries ~~the infrastructure industry~~ and may focus its investments in one or more specific subset of infrastructure-related assets (e.g., regulated assets, power and renewable energy assets, transportation assets, communications and digital infrastructure assets, social infrastructure assets). As a result, the Fund’s portfolio is subject to greater risk and volatility than if investments had been made in a broader diversification of asset types and industries. In addition to its concentration in infrastructure-related assets, the Fund may, from time to time, invest a substantial portion of its assets in other particular asset types, industries, geographic locations or securities instruments. To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.

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August 18, 2023

If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea Childs
Chelsea Childs

cc:

Tim Fete, Versus Capital Advisors LLC

Sarah Clinton, Ropes & Gray LLP